FREESTAR TECHNOLOGY CORPORATION
                               CALLE FANTINO FALCO
                               J.A. BAEZ BUILDING
                                    2ND FLOOR
                        SANTO DOMINGO, DOMINICAN REPUBLIC
                                  (809)368-2001


                                                               December 12, 2005

VIA EDGAR  AND FAX

Ms. Tamara Tangen, CPA
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re: FreeStar Technology Corporation
       File No. 0-28749
       Form 10-KSB for June 30, 2004
       Form 10-KSB/A for June 30, 2004
       Form 10-QSB for the quarters ended September 30, 2004,
       December 31, 2004 and March 31, 2005


Dear Ms. Tangen:

         I would like to apologize for our failure to respond to your letter of July 19, 2005. I understand that in the last conversation you had with the Company, we agreed to provide a complete response 21 days from the date we filed our Form 10-KSB. This form was filed November 9, and 21 days thereafter was November 30.

         Though I suspect that the reasons for our late response are of diminishing importance to you, we would like you to know that immediately upon filing our Form 10-KSB, we were forced to focus our resources upon filing our Form 10-QSB for the three months ended September 30, 2005. In addition, our corporate counsel has recently resigned. Our filings are now up to date, and we fully intend to provide a complete response to your letter by Monday, December 19.

         I respectfully ask that you do not interpret our failure to meet our previous commitments to respond to your letter as an indication that we take this matter lightly. In fact we do not want to file a less then compete response, but would prefer to take the time necessary to provide complete and thorough information. Additionally, the fact that our staff has been overwhelmed at the moment is an indication not of problems, but of success and growth. We are currently developing plans to add to our administrative staff in order to comply with all SEC filings and requests in timely and complete fashion in the immediate future.

         We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.


                                          Sincerely,


                                          FREESTAR TECHNOLOGY
                                          CORPORATION

                                          /s/  Paul Egan
                                          --------------------------
                                          Paul Egan
                                          President and Chief Executive Officer